IAMGOLD UPDATES BUCKREEF PROJECT RESOURCES AND SECOND HALF EXPLORATION PLAN

Toronto, Ontario, August 31, 2006 - IAMGOLD Corporation (“IAMGOLD” or “the Company”) is pleased to announce the updated resource estimate for the Buckreef Project located in the Victorian Goldfields Region of northern Tanzania, south of Lake Victoria. This update is a part of a thorough review by the Company of previous work completed at the Buckreef Project prior to the Gallery Gold acquisition closing.

The review has increased our geologic knowledge and identified new styles of mineralization as well as provided for greater understanding of geologic controls and the mineralization continuity. The update resulted in a 28% increase in the indicated resources category. The overall resource of 1.9 million ounces has remained unchanged as this increase is not based on additional drilling beyond March 2006.

“This update has expanded our knowledge and confidence in the continuity of this deposit,” commented Joseph Conway, President & CEO of IAMGOLD. “We now have an aggressive exploration program for the remainder of the year on this project, and plan to spend US$4.2 million on over 40,000 meters of drilling with 4 drill rigs onsite, putting the activity level at Buckreef at its highest level ever. The objective of the next phase of our exploration plan is to significantly increase mineable ounces and expand the resource base while focusing on the completion of the feasibility study in the first half of 2007.”

The drill program for July to December on the Buckreef Project includes spending US$4.2 million on exploration with 16,000 meters of aircore drilling, 23,800 meters of RC drilling and 1,350 meters of Diamond drilling. This round of drilling is focused primarily at testing extensions to the Busolwa-Buziba portion of the resource which remains open in all directions and includes geophysical targets to the north and east of the known resource.

The mineral resource estimate for Busolwa, Buziba and Buckreef was calculated by Hellman & Schofield Pty Limited, based in Perth, Australia.

Details of the updated mineral resource are presented in Table 1 and in Figures 1 and 2.

Table 1
Buckreef Project Mineral Resources*

		MEASURED			INDICATED			INFERRED
	Cut off grade g/t Au	Tonnes (000)	Gold Grade (g/t)	Contained oz (000)	Tonnes (000)	Gold Grade (g/t)	Contained oz (000)	Tonnes (000)	Gold Grade (g/t)	Contained oz (000)

Buckreef	0.8	3,349	2.7	285	2,556	2.2	177	5,886	2.2	411

Busolwa	1.0				3,767	1.8	217	3,441	2.1	230

Buziba	1.0				4,291	1.9	257	2,319	1.6	122

Other								1,572	5.0	250

TOTAL		3,349	2.7	285	10,614	1.9	651	13,218	2.4	1,013

*NOTE: Mineral resources which are not mineral reserves do not have demonstrated economic viability.

Technical Information and Qualified Person/Quality Control Notes

The mineral resource estimates contained in this news have been prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”).

The technical information in this news release, including the information that relates to geology, drilling, mineralization and mineral resource estimates on the Buckreef Project, is based on information prepared under the supervision of, or has been reviewed by Marcus Tomkinson, VP Exploration, geologist, Linton Putland, VP Project Development, and Kim Bischoff, Project Manager, geologist, all of whom are employed by IAMGOLD Corporation. All of the foregoing persons are “qualified persons” for the purposes of National Instrument 43-101 with respect to the mineralization being reported on. The “qualified person” responsible for the independent resource estimate for resources at Buckreef, Busolwa and Buziba was Nicolas Johnson of Hellman & Schofield Pty Limited. The technical information has been included herein with the consent and prior review of the above noted qualified persons. The qualified persons have verified the data disclosed, including sampling, analytical and test data underlying the information or opinions contained herein.

This press release includes certain “Forward-Looking Statements” within the meaning of section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization and reserves, exploration results and future plans and objectives of IAMGOLD, are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from IAMGOLD’s expectations are disclosed under the heading “Risk Factors” and elsewhere in IAMGOLD documents filed from time-to-time with the Toronto Stock Exchange, the United States Securities and Exchange Commission and other regulatory authorities.

For further information please contact:

IAMGOLD Corporation:

Lisa Doddridge		Marcus Tomkinson
Manager, Investor Relations		Vice President, Exploration
Tel: (416) 360-4710	Fax: (416) 360-4764	Toll-free: 1 888 IMG-9999

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